ROCK RESOURCES INC.

(the "Company")

82-4504

02049263

NEWS RELEASE

AUGUST 2, 2002

SUPPL

Rock Resources Announces New Appointments
To Board of Directors and Advisory Board

Rock Resources Inc. (TSX: RCK), a Vancouver based mineral resources exploration company, announced today that it has recently elected James G.G. Watt to the Board of Directors and appointed Peter Tredger to the Company's Advisory Board.

Mr. Watt was formally a senior commercial banker and for the past 20 years has been involved with a variety of resource development projects. He is currently the President of Clan Resources Ltd. and the director of four companies trading on the TSX Venture Exchange.

Mr. Tredger comes to Rock Resources with more than 30 years of mining industry experience in exploration, mine evaluation, feasibility studies, mine finance, corporate development, mergers, acquisitions, and public company administration. Mr. Tredger is a registered professional engineer in Ontario and British Columbia.

In making the announcement, Mr. Graeme Rowland, Chairman, CEO, and President of Rock Resources, said, "We are delighted to welcome James Watt and Peter Tredger to the Company. We believe they bring valuable insight to our management team and will contribute their expertise and knowledge as we plan for growth during the coming years. In announcing these appointments, our Company is setting a solid foundation for its future."

About Rock Resources

Rock Resources Inc specializes primarily in the drilling of gold and diamond properties in the Southwestern United States and the Province of Ontario. More information can be located at the Company's home page on the worldwide web at http://www.rockresources.com.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, President
And Chairman of the Board

TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

dlo 8/31

ROCK RESOURCES INC.

(the "Company")

NEWS RELEASE

August 6, 2002

SUPPL

Rock Resources Inc. Retains KCSA Public Relations Worldwide As Investor Relations Counsel

VANCOUVER – Rock Resources Inc. (TSX: RCK), a Vancouver based mineral resources exploration company, announced today that it has retained KCSA Public Relations Worldwide to initiate a proactive investor relations campaign.

In announcing the initiative, Mr. Graeme Rowland, Chairman, CEO, and President, said, "The Company's objective is to reach out to a wide investing audience, thereby increasing the visibility of Rock Resources and its long term prospects. Recognizing this need, we have retained KCSA Public Relations Worldwide. KCSA's expertise in formulating and implementing effective, results-oriented communications programs will enable us to communicate our story to the financial community and the general public in an organized and strategic fashion."

He continued, "We believe that Rock Resource's growth in its core business of gold and diamond exploration will be reflected in the Company's financial performance and ultimately will be recognized by the investment community. Our company's expanding activity in the diamond producing region in the northeastern part of the Province of Ontario, as well as our gold exploration project south of Tuscon in Arizona provides investors with enormous opportunities."

Mr. Rowland noted, "KCSA's experience in exposing international mineral exploration and natural resource companies to the U.S. and global capital markets and to the business and financial media will help build Rock Resource's visibility within the investment community, enhance its business development activities and potentially increase the Company's market share. The Company is committed to raising awareness and has retained KCSA to communicate its long-term strategy for success."

About Rock Resources

Rock Resources Inc specializes primarily in the drilling of gold and diamond properties in the Southwestern United States and the Province of Ontario. More information can be located at the Company's homepage on the worldwide web at http://www.rockresources.com.

About KCSA Public Relations Worldwide

For more than 30 years, KCSA Public Relations Worldwide has helped scores of public and privately held companies and institutional organizations to orchestrate communications strategies supporting their primary business goals. Currently one of the largest independent communications counseling firm in the United States, with the largest independent practice in Financial IR and PR, the company has clients and partnerships throughout the U.S., Europe, the Middle East and Asia. KCSA specializes in corporate guidance, integrated financial/investor relations, global technology and sophisticated business marketing communications services.

KCSA has been engaged on a non-exclusive basis for six months for a monthly fee of US$10,000. Fees will be paid out of general working capital. KCSA, nor any of its principals currently have an interest, directly or indirectly, in the Issuer or its securities.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, President
and Chairman of the Board

TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com

Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

02 AUG 15 AM 12: 01

SUPPL

August 7, 2002

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated August 7, 2002
Pursuant to News Release Dated August 6, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

August 6, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

August 6, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

The Company announced it has retained KCSA Public Relations Worldwide to initiate a proactive investor relations campaign.

Item 5 **Full Description of Material Change**

Rock Resources Inc. Retains KCSA Public Relations Worldwide
As Investor Relations Counsel

VANCOUVER – Rock Resources Inc. (TSX: RCK), a Vancouver based mineral resources exploration company, announced today that it has retained KCSA Public Relations Worldwide to initiate a proactive investor relations campaign.

In announcing the initiative, Mr. Graeme Rowland, Chairman, CEO, and President, said, "The Company's objective is to reach out to a wide investing audience, thereby increasing the visibility of Rock Resources and its long term prospects. Recognizing this need, we have retained KCSA Public Relations Worldwide. KCSA's expertise in formulating and implementing effective, results-oriented communications programs will enable us to communicate our story to the financial community and the general public in an organized and strategic fashion."

He continued, "We believe that Rock Resource's growth in its core business of gold and diamond exploration will be reflected in the Company's financial performance and ultimately will be recognized by the investment community. Our company's expanding activity in the diamond producing region in the northeastern part of the Province of Ontario, as well as our gold exploration project south of Tuscon in Arizona provides investors with enormous opportunities."

Mr. Rowland noted, "KCSA's experience in exposing international mineral exploration and natural resource companies to the U.S. and global capital markets and to the business and financial media will help build Rock Resource's visibility within the investment community, enhance its business development activities and potentially increase the Company's market share. The Company is committed to raising awareness and has retained KCSA to communicate its long-term strategy for success."

About Rock Resources
Rock Resources Inc specializes primarily in the drilling of gold and diamond properties in the Southwestern United States and the Province of Ontario. More information can be located at the Company's homepage on the worldwide web at http://www.rockresources.com.

About KCSA Public Relations Worldwide
For more than 30 years, KCSA Public Relations Worldwide has helped scores of public and privately held companies and institutional organizations to orchestrate communications strategies supporting their primary business goals. Currently one of the largest independent communications counseling firm in the United States, with the largest independent practice in Financial IR and PR, the company has clients and partnerships throughout the U.S., Europe, the Middle East and Asia. KCSA specializes in corporate guidance, integrated financial/investor relations, global technology and sophisticated business marketing communications services.

KCSA has been engaged on a non-exclusive basis for six months for a monthly fee of US$10,000. Fees will be paid out of general working capital. KCSA, nor any of its principals currently have an interest, directly or indirectly, in the Issuer or its securities.

Item 6 **Reliance on Section 85(2) of the Act**
Not applicable.

Item 7 **Omitted Information**
Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Graeme W. Rowland
President
Telephone: (604) 688-3304
Fax: (604) 682-6038
Address: Rock Resources Inc.
Suite #2120 – 1055 West Hasting Street
Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

August 7, 2002
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ROCK RESOURCES INC.
(the "Company")

NEWS RELEASE
August 7, 2002

CORPORATE UPDATE

Rock Resources Announces Chief Financial Officer Appointment

\- - - -

Rock Resources Announces Investment in an Irish PLC to Raise Exploration Funds

NEW APPOINTMENT:

The Board of Directors is pleased to announce that Mr. Allen Rose, CA has joined the Company as Chief Financial Officer. Mr. Rose, 46, graduated from McMaster University with a Bachelor of Commerce. After articling with Arthur Young, Mr. Rose obtained his CA in 1983. Since that time, he has been involved with a number of major corporations including Keg Restaurants and has been a director of several other small cap public corporations.

"We are very pleased that Allen will be joining our team," commented Graeme Rowland, President and Chairman of Rock Resources. "His extensive financial experience, operational expertise and leadership qualities will greatly enhance Rock Resources expand its strategy for growth and existing business developments, and prepare the company for future growth."

INVESTMENT:

Management is pleased to announce that Rock is investing in an Irish PLC ("PLC") with a view to PLC raising exploration funds for mineral projects some of which projects the Company will have an interest in the further participation thereof.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, President
and Chairman of the Board

TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

02 AUG 15 PM 12:12

SUPPL

August 6, 2002

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated August 6, 2002
Pursuant to News Release Dated August 2, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

August 2, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

August 2, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

Mr. James G.G. Watt has been elected to the Board of Directors and Peter Tredger to the Company's Advisory Board.

Item 5 **Full Description of Material Change**

Rock Resources Announces New Appointments To Board of Directors and Advisory Board

Rock Resources Inc. (TSX: RCK), a Vancouver based mineral resources exploration company, announced today that it has recently elected James G.G. Watt to the Board of Directors and appointed Peter Tredger to the Company's Advisory Board.

Mr. Watt was formally a senior commercial banker and for the past 20 years has been involved with a variety of resource development projects. He is currently the President of Clan Resources Ltd. and the director of four companies trading on the TSX Venture Exchange.

Mr. Tredger comes to Rock Resources with more than 30 years of mining industry experience in exploration, mine evaluation, feasibility studies, mine finance, corporate development, mergers, acquisitions, and public company administration. Mr. Tredger is a registered professional engineer in Ontario and British Columbia.

In making the announcement, Mr. Graeme Rowland, Chairman, CEO, and President of Rock Resources, said, "We are delighted to welcome James Watt and Peter Tredger to the Company. We believe they bring valuable insight to our management team and will contribute their expertise and knowledge as we plan for growth during the coming years. In announcing these appointments, our Company is setting a solid foundation for its future."

About Rock Resources

Rock Resources Inc specializes primarily in the drilling of gold and diamond properties in the Southwestern United States and the Province of Ontario. More information can be located at the Company's home page on the worldwide web at http://www.rockresources.com.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer:	Graeme W. Rowland President
Telephone:	(604) 688-3304
Fax:	(604) 682-6038
Address:	Rock Resources Inc. Suite #2120 – 1055 West Hasting Street Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

August 6, 2002
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ROCK RESOURCES INC.
#2120 – 1055 W. Hastings Street, Vancouver, BC, Canada, V6C 2E9
Web Site: www.rockresources.com • Email: info@rockresources.com
TSX Venture: RCK

TRES-OR RESOURCES LTD.
1934 – 131 Street, White Rock, BC, Canada, V4A 7R7
Web Site: www.tres-or.com • Email: info@tres-or.com
TSX Venture: TRS

August 8, 2002

NEWS RELEASE

ROCK AND TRES-OR SIGN LETTER AGREEMENT FOR THE TEMAGAMI EAST OPTION-795 DIAMOND CLAIM UNITS

Rock Resources Inc. ("Rock") and Tres-Or Resources Ltd. ("Tres-Or") are pleased to announce that Rock has executed an Agreement to acquire a two thirds interest in 795 contiguous Temagami Diamond Claim units (approximately 12,800 hectares) in northeastern Ontario. On signing of the agreement, Rock paid $13,000 to Tres-Or and on Exchange approval will issue 200,000 shares of the common stock of Rock to Tres-Or.

The Letter Agreement reached between Rock and Tres-Or allows for aggressive, systematic diamond exploration programs budgeted at $6.5 million, to be carried out in stages from January 1, 2003 to December 31, 2007. Tres-Or will be the project Operator and receive management fees not to exceed 10% of the total exploration expenditures. Rock shall make property payments totaling $225,000 to Tres-Or commencing with $25,000 by December 31, 2002, and subsequently, C$25,000 by June 30, 2003 C$25,000 by December 31, 2003, C$50,000 by June 30, 2004 and C$100,000 by December 31, 2004.

Rock will invest $100,000 in Tres-Or by way of a private placement for units priced at $0.35, each unit consisting of one common share and one share purchase warrant priced at $0.50 exercisable within eighteen months from the issue date.

Tres-Or has executed a Letter Agreement to purchase the 795 mining claim units (Temagami East Option) that adjoin Tres-Or's 100%-owned Temagami Diamond Claim Project (42,000 hectares of contiguous claims) in the Sudbury and Larder Lake Mining Divisions of Ontario. Consideration for Tres-Or to acquire a 100% undivided interest in the 795 claims includes a cash payment of $150,000 and the issuance of 300,000 shares. The Vendors retain a 2.5% Net Smelter Return (NSR) or Gross Override Royalty (GORR). Tres-Or may purchase 1% of the Vendor's NSR or GORR for $1.0 million at any time prior to commercial production of diamonds, gold, PGE minerals, base metals, or any other mineral discovered on the claims. Tres-Or has the First Right of Refusal to buy back the remaining 1.5% NSR or GORR. The Vendors retain the right to acquire 100,000 shares of Tres-Or one day prior to commercial production subject to regulatory approval.

Rock can earn up to a two thirds interest in the 795 claims comprising the 795 Temagami East Option by funding a minimum of $400,000 exploration expenditures between January 1 to December 31, 2003, and based on exploration success, Rock will have the option to expend a further $6.1 million over four years commencing with $500,000 in exploration expenditures to December 2004, $1,100,000 to December 2005, $2.0 million to December 2006 and $2.5 million in exploration expenditures or feasibility studies prior to December 31, 2007. Rock has the option to extend the exploration expenditures within the four year calendar period commencing on January 1, 2004 for up to two years by electing to defer the exploration expenditures to the following year by expending $400,000 in exploration for each such election. Rock also retains the right to accelerate any exploration expenditure during the option period.

On completion of all of the terms of the Option Agreement, Rock and Tres-Or will complete a Joint Venture Agreement to be governed by a joint management committee comprised of three persons with one being provided by Tres-Or and two persons by Rock. All Joint Venture exploration expenditures incurred after the completion of the Option will be funded two-thirds by Rock and one-third by Tres-Or. Non-contribution by either party will result in pro rata dilution of interest to 10% then converted to a 2% NSR or GORR.

The agreement allows for aggressive, systematic diamond exploration on the Temagami East Option (795 contiguous claims), situated on the southern margin of the Superior Craton in northeastern Ontario. The Temagami East (795 claims) Block covers an area noted for very encouraging kimberlite indicator mineral chemistry that comprises the southern extension of a known kimberlite trend, which extends north and west to the De Beers' Victor Pipe (currently undergoing advanced bulk testing and pre-feasibility studies).

Tres-Or has compiled an extensive data set of geophysics and geochemistry (kimberlite indicator minerals) over Tres-Or's Temagami Diamond Claim Project (42,000 hectares of contiguous claims). Tres-Or's geophysics over the 795 claim unit block consists of a portion of a proprietary airborne magnetic survey (measured horizontal and vertical gradient), flown at 150 metre line-spacing over the Temagami Diamond Claim Project. The survey clearly shows important geologic features on the property, including prominent northwest trending structures that parallel the Lake Timiskaming fault zones that are closely associated with the emplacement of more than 25 kimberlites. Tres-Or's kimberlite indicator mineral data compiled over the Temagami Diamond Claim Project, includes favourable G10 pyrope chemistry, some sources likely derived within the 795 claims and Magnesium-ilmenite chemistry from these same samples which suggests multiple sources, and favourable conditions for diamond preservation within the kimberlite magma.

ON BEHALF OF
THE BOARD OF DIRECTORS OF
ROCK RESOURCES INC.

"Graeme Rowland"

Graeme Rowland
Chairman

ON BEHALF OF
THE BOARD OF DIRECTORS OF
TRES-OR RESOURCES LTD.

"Laura Lee Duffett"

Laura Lee Duffett
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

For further information contact:

Dwayne Yaretz, Corporate Secretary, Rock Resources Inc.
Phone: 1-888-ROCK-RES (762-5737) Fax: (604) 682-6038
E-Mail: dwayne@rockresources.com· Website: www.rockresources.com

For Tres-Or Resources Ltd.:

Laura Lee Duffett, P.Geo., President
David St. Clair Dunn, VP Exploration
Phone: (604) 541-8376 Fax: (604) 541-8926
E-mail: info@tres-or.com· Website: www.tres-or.com

Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

02 AUG 15 AM 12: C

August 8, 2002

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated August 8, 2002
Pursuant to News Release Dated August 7, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

August 7, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

August 7, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

The Company appoints Mr. Allen Rose as Chief Financial Officer.

The Company is investing in an Irish PLC with a view to PLC raising exploration funds for mineral projects the Company will have an interest to participate in.

Item 5 **Full Description of Material Change**

CORPORATE UPDATE

Rock Resources Announces Chief Financial Officer Appointment
- - - -
Rock Resources Announces Investment in an Irish PLC to Raise Exploration Funds

NEW APPOINTMENT:

The Board of Directors is pleased to announce that Mr. Allen Rose, CA has joined the Company as Chief Financial Officer. Mr. Rose, 46, graduated from McMaster University with a Bachelor of Commerce. After articling with Arthur Young, Mr. Rose obtained his CA in 1983. Since that time, he has been involved with a number of major corporations including Keg Restaurants and has been a director of several other small cap public corporations.

"We are very pleased that Allen will be joining our team," commented Graeme Rowland, President and Chairman of Rock Resources. "His extensive financial experience, operational expertise and leadership qualities will greatly enhance Rock Resources expand its strategy for growth and existing business developments, and prepare the company for future growth."

INVESTMENT:

Management is pleased to announce that Rock is investing in an Irish PLC ("PLC") with a view to PLC raising exploration funds for mineral projects some of which projects the Company will have an interest in the further participation thereof.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer:	Graeme W. Rowland President
Telephone:	(604) 688-3304
Fax:	(604) 682-6038
Address:	Rock Resources Inc. Suite #2120 – 1055 West Hasting Street Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

August 8, 2002
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.